UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Zalatoris Acquisition Corp.
(Name of Issuer)

Class A common stock, par value $0.0001 per share
(Title of Class of Securities)

89301B104
(CUSIP Number)

December 31, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 89301B104

1
Names of Reporting Persons

Atalaya Special Purpose Investment Fund II LP

2
Check the appropriate box if a member of a Group (see instructions)

(a) [x]
(b) [ ]

3
Sec Use Only


4
Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

5
Sole Voting Power


0

6
Shared Voting Power


12,516(1)

7
Sole Dispositive Power


0

8
Shared Dispositive Power


12,516(1)

9
Aggregate Amount Beneficially Owned by Each Reporting Person

12,516(1)

10
Check box if the aggregate amount in row (9) excludes certain shares
(See Instructions)

[]

11
Percent of class represented by amount in row (9)

0.4%

12
Type of Reporting Person (See Instructions)

PN

(1) Comprised of shares of Class B common stock, par value $0.0001 per share, which are convertible into shares of Class A common stock, par value $0.0001 per share, on a one-for-one basis at the election of the holder at any time prior to the closing of the Proposed Business Combination.

CUSIP No.89301B104

1
Names of Reporting Persons

ACM ASOF VII (Cayman) Holdco LP

2
Check the appropriate box if a member of a Group (see instructions)

(a) [x]
(b) [ ]

3
Sec Use Only


4
Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person
With:

5
Sole Voting Power


0

6
Shared Voting Power


17,559(1)

7
Sole Dispositive Power


0

8
Shared Dispositive Power


17,559(1)

9
Aggregate Amount Beneficially Owned by Each Reporting Person

17,559(1)

10
Check box if the aggregate amount in row (9) excludes certain shares
(See Instructions)

[]

11
Percent of class represented by amount in row (9)

0.6%

12
Type of Reporting Person (See Instructions)

PN

(1) Comprised of shares of Class B common stock, par value $0.0001 per share, which are convertible into shares of Class A common stock, par value $0.0001 per share, on a one-for-one basis at the election of the holder at any time prior to the closing of the Proposed Business Combination.

CUSIP No.
89301B104

1
Names of Reporting Persons

ACM Alameda Special Purpose Investment Fund II LP

2
Check the appropriate box if a member of a Group (see instructions)

(a) [x]
(b) [ ]

3
Sec Use Only


4
Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person
With:

5
Sole Voting Power


0

6
Shared Voting Power
11,016(1)



7
Sole Dispositive Power


0

8
Shared Dispositive Power


11,016(1)

9
Aggregate Amount Beneficially Owned by Each Reporting Person

11,016(1)

10
Check box if the aggregate amount in row (9) excludes certain shares
(See Instructions)

[]

11
Percent of class represented by amount in row (9)

0.4%

12
Type of Reporting Person (See Instructions)

PN

(1) Comprised of shares of Class B common stock, par value $0.0001 per share, which are convertible into shares of Class A common stock, par value $0.0001 per share, on a one-for-one basis at the election of the holder at any time prior to the closing of the Proposed Business Combination.


CUSIP No.89301B104

1
Names of Reporting Persons

ACM Alamosa (Cayman) Holdco LP

2
Check the appropriate box if a member of a Group (see instructions)

(a) [x]
(b) [ ]

3
Sec Use Only


4
Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person
With:

5
Sole Voting Power


0

6
Shared Voting Power


35,100(1)

7
Sole Dispositive Power


0

8
Shared Dispositive Power


35,100(1)

9
Aggregate Amount Beneficially Owned by Each Reporting Person

35,100(1)

10
Check box if the aggregate amount in row (9) excludes certain shares
(See Instructions)

[]

11
Percent of class represented by amount in row (9)

1.2%

12
Type of Reporting Person (See Instructions)

PN

(1) Comprised of shares of Class B common stock, par value $0.0001 per share, which are convertible into shares of Class A common stock, par value $0.0001 per share, on a one-for-one basis at the election of the holder at any time prior to the closing of the Proposed Business Combination.


CUSIP No.89301B104

1
Names of Reporting Persons

Atalaya Capital Management LP

2
Check the appropriate box if a member of a Group (see instructions)

(a) [x]
(b) [ ]

3
Sec Use Only


4
Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

5
Sole Voting Power


0

6
Shared Voting Power


93,750(1)

7
Sole Dispositive Power


0

8
Shared Dispositive Power


93,750(1)

9
Aggregate Amount Beneficially Owned by Each Reporting Person

93,750(1)

10
Check box if the aggregate amount in row (9) excludes certain shares
(See Instructions)

[]

11
Percent of class represented by amount in row (9)

3.25%

12
Type of Reporting Person (See Instructions)

IA, PN

(1) Comprised of shares of Class B common stock, par value $0.0001 per share, which are convertible into shares of Class A common stock, par value $0.0001 per share, on a one-for-one basis at the election of the holder at any time prior to the closing of the Proposed Business Combination.

CUSIP No.89301B104

1
Names of Reporting Persons

Corbin ERISA Opportunity Fund, Ltd.

2
Check the appropriate box if a member of a Group (see instructions)

(a) [x]
(b) [ ]

3
Sec Use Only


4
Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person
With:

5
Sole Voting Power


0

6
Shared Voting Power


17,559(1)

7
Sole Dispositive Power


0

8
Shared Dispositive Power


17,559(1)

9
Aggregate Amount Beneficially Owned by Each Reporting Person

17,559(1)

10
Check box if the aggregate amount in row (9) excludes certain shares
(See Instructions)

[]

11
Percent of class represented by amount in row (9)

0.6%

12
Type of Reporting Person (See Instructions)

OO

(1) Comprised of shares of Class B common stock, par value $0.0001 per share, which are convertible into shares of Class A common stock, par value $0.0001 per share, on a one-for-one basis at the election of the holder at any time prior to the closing of the Proposed Business Combination.


CUSIP No.89301B104

1
Names of Reporting Persons

Corbin Capital Partners GP, LLC

2
Check the appropriate box if a member of a Group (see instructions)

(a) [x]
(b) [ ]

3
Sec Use Only


4
Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:
5
Sole Voting Power


0

6
Shared Voting Power


17,559(1)

7
Sole Dispositive Power


0

8
Shared Dispositive Power


17,559(1)

9
Aggregate Amount Beneficially Owned by Each Reporting Person

17,559(1)

10
Check box if the aggregate amount in row (9) excludes certain shares
(See Instructions)

[]

11
Percent of class represented by amount in row (9)

0.6%

12
Type of Reporting Person (See Instructions)

OO

(1) Comprised of shares of Class B common stock, par value $0.0001 per share, which are convertible into shares of Class A common stock, par value $0.0001 per share, on a one-for-one basis at the election of the holder at any time prior to the closing of the Proposed Business Combination.

CUSIP No.89301B104

1
Names of Reporting Persons

Corbin Capital Partners, L.P.

2
Check the appropriate box if a member of a Group (see instructions)

(a) [x]
(b) [ ]

3
Sec Use Only


4
Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

5
Sole Voting Power


0

6
Shared Voting Power


17,559(1)

7
Sole Dispositive Power


0

8
Shared Dispositive Power


17,559(1)

9
Aggregate Amount Beneficially Owned by Each Reporting Person

17,559(1)

10
Check box if the aggregate amount in row (9) excludes certain shares
(See Instructions)

[]

11
Percent of class represented by amount in row (9)

0.6%

12
Type of Reporting Person (See Instructions)

IA, PN

(1) Comprised of shares of Class B common stock, par value $0.0001 per share, which are convertible into shares of Class A common stock, par value $0.0001 per share, on a one-for-one basis at the election of the holder at any time prior to the closing of the Proposed Business Combination.


Item 1(a). Name of Issuer:

Zalatoris Acquisition Corp.

Item 1(b). Address of Issuers Principal Executive Offices:

99 Wall Street, #5801, New York, New York 10005

Item 2(a). Name of Person Filing:

This Statement is filed on behalf of the following persons
(collectively, the Reporting Persons):

i. Atalaya Special Purpose Investment Fund II LP (ASPIF II);
ii. ACM ASOF VII (Cayman) Holdco LP (ASOF);
iii. ACM Alameda Special Purpose Investment Fund II LP
(Alameda);
iv. ACM Alamosa (Cayman) Holdco LP (Alamosa);
v. Atalaya Capital Management LP (ACM);
vi. Corbin ERISA Opportunity Fund, Ltd. (CEOF);
vii. Corbin Capital Partners GP, LLC (CCPG); and
viii. Corbin Capital Partners, L.P. (CCP).

Item 2(b). Address of Principal Business Office or, if None,
Residence:

The address of the principal business office of each of ASPIF II, ASOF, Alameda, Alamosa and ACM is One Rockefeller Plaza, 32nd Floor, New York, NY 10020. The address of the principal business office of each of CEOF, CCPG and CCP is 590 Madison Avenue, 31st Floor, New York, NY 10022.

Item 2(c). Citizenship:

Each of ASPIF II, ACM and CCP is a Delaware limited partnership.
Each of ASOF, Alamosa and Alameda is a Cayman Islands exempted limited partnership.
CEOF is a Cayman Islands exempted company. CCPG is a Delaware limited liability company.

Item 2(d). Title and Class of Securities:

Class A common stock, par value $0.0001 per share (the Shares)

Item 2(e). CUSIP Number:

89301B104

Item 3. If This Statement is Filed Pursuant to 240.13d-1(b) or
240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

Item 4(a). Amount Beneficially Owned:

As of the date hereof, ACM may be deemed the beneficial owner of 93,750 Shares, which amount includes (i) the 12,516 Shares beneficially owned by ASPIF II, (ii) the 17,559 Shares beneficially owned by ASOF, (iii) the 11,016 Shares beneficially owned by Alameda, (iv) the 35,100 Shares beneficially owned by Alamosa and (v) the 17,559 Shares beneficially owned by CEOF. Each of CCPG and CCP may be deemed the beneficial owner of 17,559 Shares, which amount includes the 17,559 Shares beneficially owned by CEOF. These shares are comprised of shares of Class B common stock, par value $0.0001 per share, which are convertible into shares of Class A common stock, par value $0.0001 per share, on a one-for-one basis at the election of the holder at any time prior to the closing of the Proposed Business Combination.

Item 4(b). Percent of Class:

As of the date hereof, ACM may be deemed the beneficial owner of approximately 3.25% of Shares outstanding, which amount includes
(i) 0.4% of Shares outstanding beneficially owned by ASPIF II,
(ii) 0.6% of Shares outstanding beneficially owned by ASOF,
(iii) 0.4% of Shares outstanding beneficially owned by Alameda,
(iv) 1.2% of Shares outstanding beneficially owned by Alamosa and (v) 0.6% of Shares outstanding beneficially owned by CEOF. Each of CCPG and CCP may be deemed the beneficial owner of approximately 0.6% of Shares outstanding, which amount includes 0.6% of Shares outstanding beneficially owned by CEOF. The percentages reported in this Schedule 13G have been calculated based on 2,877,745 Class A Ordinary Shares outstanding, as reported in the Issuer's Form 8-K filed January 17, 2024.

Item 4(c). Number of shares as to which such person has:

ASPIF II:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 12,516
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of:
12,516
ASOF:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 17,559
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of:
17,559
Alameda:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 11,016
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of:
11,016
Alamosa:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 35,100
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of:
35,100
ACM:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 93,750
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of:
93,750

CEOF:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 17,559
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of:
17,559

CCPG:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 17,559
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of:
17,559

CCP:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 17,559
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of:
17,559

The Shares are directly held by ASPIF II, ASOF, Alameda, Alamosa and CEOF (the Direct Holders). As ASPIF II, ASOF, Alamosa and Alameda's investment manager, ACM has the power to vote and direct the disposition of all Shares held by ASPIF II, ASOF, Alamosa and Alameda. As CEOFs investment manager, CCP has the power to vote and direct the disposition of all Shares held by CEOF. This report shall not be deemed an admission that ACM, CCP, the Direct Holders or any other person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Act, or for any other purpose. These shares are comprised of shares of Class B common stock, par value $0.0001 per share, which are convertible into shares of Class A common stock, par value $0.0001 per share, on a one-for-one basis at the election of the holder at any time prior to the closing of the Proposed Business Combination.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6. Ownership of more than Five Percent on Behalf of Another
Person.

This Item 6 is not applicable.

Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

This Item 7 is not applicable.

Item 8. Identification and classification of members of the group.

ASPIF II, ASOF, Alameda, Alamosa, ACM, CEOF, CCPG and CCP may be deemed members of a group, as defined in Rule 13d-5 under the Act, with respect to the Shares. Such group may be deemed to beneficially own 93,750 Shares. CEOF, CCPG and CCP disclaim beneficial ownership over the Shares held directly by ASPIF II, ASOF, and Alameda. ASPIF II, ASOF, Alameda, Alamosa, and ACM disclaim beneficial ownership over the Shares held directly by CEOF.

Item 9. Notice of Dissolution of Group.

This Item 9 is not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under 240.14a-11.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Atalaya Special Purpose Investment Fund II LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


ACM ASOF VII (Cayman) Holdco LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory

ACM Alameda Special Purpose Investment Fund II LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


ACM Alamosa (Cayman) Holdco LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


Atalaya Capital Management LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


Corbin ERISA Opportunity Fund, Ltd.

By: Corbin Capital Partners, L.P., its Investment Manager
By:/s/ Daniel Friedman
Name: Daniel Friedman
Title: General Counsel


Corbin Capital Partners GP, LLC

By:/s/ Daniel Friedman
Name: Daniel Friedman
Title: Authorized Signatory


Corbin Capital Partners, L.P.

By:/s/ Daniel Friedman
Name: Daniel Friedman
Title: General Counsel


February 14, 2024

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representatives authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).